UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67863

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Galt Financial Group, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2629 Townsgate Road, Suite 215

(No. and Street)

Westlake Village   **CA**   **61913**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott P. Tarra   **(949) 338-8192**   **starra@connexien.com**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RBSM, LLP

(Name – if individual, state last, first, and middle name)

805 Third Avenue, Suite 1430   **New York**   **NY**   **10022**

(Address)   (City)   (State)   (Zip Code)

9/24/03   **587**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin Hill_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Galt Financial Group, Inc._____, as of 12/31_____, 2 024____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

SEE ATTACHED CA JURAT

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Ventura _____

Subscribed and sworn to (or affirmed) before me on this 28th day of March _____, 20 25, by BENJAMIN J. HILL
_____,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JATIN BOWRY
Notary Public - California
Los Angeles County
Commission # 2474678
My Comm. Expires Dec 1, 2027

(Seal)

Signature_____

GALT FINANCIAL GROUP, INC.

(a subchapter S corporation)

FINANCIAL STATEMENTS

For the Year Ended December 31, 2024
(with supplementary information)

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Galt Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Galt Financial Group, Inc. (the "Company") as of December 31, 2024, the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a 5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption), is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

We have served as the Company's auditor since 2009.

New York, NY
March 31, 2025

GALT FINANCIAL GROUP, INC.
(a subchapter S corporation)
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

<u>ASSETS</u>

Cash	$	72,371
CRD Flex Account		302
Securities Commissions Receivables		30,242
TOTAL ASSETS	$	102,915

<u>LIABILITIES AND STOCKHOLDERS' EQUITY</u>

<u>CURRENT LIABILITIES</u>

Accounts payable and other liabilities	$	61,881
TOTAL CURRENT LIABILITIES		61,881

<u>STOCKHOLDERS' EQUITY</u>

Common stock, $0.01 par value; 50,000,000 shares authorized		
100,000 shares issued and outstanding		1,000
Additional paid-in capital		19,625
Accumulated surplus		20,409
TOTAL STOCKHOLDERS' EQUITY		41,034
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	102,915

(The accompanying notes are an integral part of these financial statements)


GALT FINANCIAL GROUP, INC
(a subchapter S corporation)
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2024


REVENUES

Commissions	$	287,175
Other Income		280,064
TOTAL REVENUES		567,239

OPERATING EXPENSES

Professional fees	49,190
Employee compensation and benefits	192,511
Other operating expenses	59,159
TOTAL OPERATING EXPENSES	300,860

INCOME BEFORE INCOME TAXES	266,379
LESS: PROVISION FOR INCOME TAXES	-
NET INCOME	$ 266,379


(The accompanying notes are an integral part of these financial statements)


GALT FINANCIAL GROUP, INC.
(a subchapter S corporation)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2024

	Common Stock		Additional Paid-In-capital	Accumulated surplus	Total
	Shares	Amount			
BALANCE – January 1, 2024	100,000	$1,000	$19,625	$30,031	$50,656
Distribution to shareholders				(276,000)	(276,000)
Net income	-	-	-	266,379	266,379
BALANCE - December 31, 2024	100,000	$1,000	$19,625	$20,410	$41,035

(The accompanying notes are an integral part of these financial statements)

GALT FINANCIAL GROUP, INC.
(a subchapter S corporation)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	266,379
Adjustments to reconcile net income to net cash provided by operating activities		-
Changes in operating assets and liabilities		
Commission receivable		(12,004)
Other current assets		890
Accounts payable and other liabilities		47,903
NET CASH PROVIDED BY OPERATING ACTIVITIES		303,168
CASH FLOWS USED IN INVESTING ACTIVITIES		-
CASH FLOWS USED IN FINANCING ACTIVITIES		
Distribution to shareholders		(276,000)
NET CASH USED IN FINANCING ACTIVITIES		(276,000)
NET INCREASE IN CASH		27,168
CASH- Beginning of year		45,202
CASH- End of year	$	72,371

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during year:		
Interest	$	-
Income taxes	$	-

(The accompanying notes are an integral part of these financial statements)

GALT FINANCIAL GROUP, INC.
(a subchapter S corporation)
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2024

NOTE 1 - <u>Organization</u>

Galt Financial Group, Inc. (the "Company") is a California corporation incorporated on May 26, 2007. The Company became a registered broker-dealer in securities under the Securities Exchange Act of 1934, on September 29, 2008. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is allowed to engage in the following types of business: (1) mutual fund retailer, (2) broker or dealer selling variable life insurance or annuities, (3) broker or dealer selling tax shelters or limited partnerships in primary distributions, (4) real estate investment trusts, (5) private placements of securities. The company derives revenue primarily from the sale of mutual funds, variable life insurance and annuities and investment banking fees earned through the placement of securities.

The Company is a wholly-owned subsidiary of HSH Financial, Inc. ("Parent")

NOTE 2 - <u>Summary of Significant Accounting Policies</u>

The Company follows generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

<u>Allowance for Doubtful Accounts</u>
The Company records an allowance for doubtful accounts based on management's estimate of collectability of such receivables outstanding. As of December 31, 2024, management believes such receivables are fully collectible.

<u>Use of Estimates</u>
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>S-Corp election</u>
The Company, with the consent of its Stockholder, has elected to be a qualified subchapter S Corporation and, accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, are subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

<u>Operating Leases</u>
In February 2016, the Financial Accounting Standards Board ("FASB" or "the Board") issued its leasing standard in ASU 2016-02 ("ASC 842" or "the new standard") for both lessees and lessors. ASC 842 requires lessees to capitalize (i.e., recognize a right-of-use asset and a lease liability) all leases with a term of more than one year. Recognition of expense by a lessee will depend on the classification of a lease as either operating or financing. Expense for an operating lease will generally continue to be reported on a straight-line basis over the lease term, whereas the expense for a finance lease will follow a financing model (amortization of the asset and interest on the lease liability). The lease accounting guidance in ASC 842 applies to any arrangement that conveys control over an identified asset to another party. An arrangement is a lease or contains a lease if (1) there is an explicitly or implicitly identified asset and (2) use of the asset is controlled by the customer (user of the asset or taker of the output from the asset).

Upon further review of the current office agreement and application under FASB's new standard, Leases (ASC 842), the Company's analysis is as follows: (i) Term: the current agreement is on a month-to-month basis and therefore is not a term of more than one year; (ii) Identified Asset: as this is a shared office environment, it would appear that the lessor can or could substitute the office for another office to fulfil the arrangement throughout the term of the arrangement and such move would economically benefit Lessor to do; (iii) Right to Control: the shared office may not be entirely physically distinct as the occupants do not have the right to obtain substantially all of the economic benefits nor do the occupants have the right to direct the use of the identified asset throughout the period of the arrangement.

Revenue Recognition
ASC 606, Revenue from Contracts with Customers
The Financial Accounting Standards Board (FASB) and International Accounting Standards Board (IASB) issued substantially converged final standards on revenue recognition. The FASB's Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, provides a robust framework for addressing revenue recognition issues, and upon its effective date, replaces almost all pre-existing revenue recognition guidance in current U.S. generally accepted accounting principles (GAAP) (i.e., legacy GAAP), including industry-specific guidance and the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin Topic 13, *Revenue Recognition* (which is also part of legacy GAAP for public entities).

Customer security transactions and the related commission income and expense are recorded as of the trade date.

The Company generally acts as an agent in executing customer orders to buy or sell securities, primarily variable annuities, mutual funds and Real Estate Investment Trusts (REITs), in which it does not make a market, and charges commissions based on the services the Company provides to its customers.

Cash and Cash Equivalents
The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Fair Value of Financial Instruments
FASB requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statement of financial position for current assets and current liabilities qualifying as financial instruments approximate fair value because of their short maturities.

On July 1, 2008, the Company adopted the provisions of Accounting Standard Codification ("ASC") Topic 820, which defines fair value for accounting purposes, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. The Company's adoption of ASC 820 did not have a material impact on its financial statements. Fair value is defined as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The degree of judgment utilized in measuring the fair value of assets and liabilities generally correlates to the level of pricing observability. Financial assets and liabilities with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, financial assets and liabilities that are rarely traded or not quoted have less price observability and are generally measured at fair value using valuation methods that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. The Company has categorized its financial assets and liabilities measured at fair value into a three level hierarchy in accordance with ASC 820.

Concentrations of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit-worthy customers and counterparties. 49% of the Company's revenues are primarily from Private Placements/Real Estate Investment Trusts (REITs)/1031 Exchanges, and for those exceeding 10% of the Company's revenue: approx. 41% of the Company's revenues are from annuity companies.

Defined Benefit Plan
The Company and owners determine on a year-by-year basis whether to contribute to the existing Defined Benefit Plan.

Recent Accounting Pronouncements
The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance

Recent Accounting Pronouncements (Continued)

with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2024, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements.

In November 2023, the FASB issued ASU 2023-07 ("Topic 280"). The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating officer decision maker ("CODM"), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 on January 1, 2024. The amendments were applied retrospectively to all prior periods presented in the financial statements.

Other than ASC 280, Segment Reporting (including adoption of ASU 2023-07) as described below, management has determined that most pronouncements have either limited or no application to the Company and implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 – Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The President of the Company acts as the Chief Operating Decision Maker ("CODM") making decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

NOTE 4 – Related Party Transactions

During the year ended December 31, 2024, the Company charged to operation $136,211 as payroll expenses to President and Chief Compliance Officer, together owning 100% shares in the Company. The Company also made contributions to its Defined Benefit Plan for the President and Chief Compliance Officer for a total of $56,300. The Defined Benefit Plan is accounted for through the services of the plan Third Party Administrator including actuarial calculations and required tax filings.

NOTE 5 – Fair Value Measurements

The financial assets of the Company measured at fair value on a recurring basis are cash. The Company's cash equivalents is generally classified within Level 1 of the fair value hierarchy because it is valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Various inputs are used in determining the fair value of our financial assets and liabilities and are summarized into three broad categories:

Level 1: quoted prices in active markets for identical securities;

Level 2: other significant observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.; and

NOTE 5 –Fair Value Measurements (Continued)

Level 3: significant unobservable inputs, including our own assumptions in determining fair value.

The carrying amount of the Company's other assets and liabilities approximate fair value as of December 31, 2024.

NOTE 6 -Net Capital Requirements

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2024, the Company's net capital exceeded the requirement by $35,732. The Company's aggregate indebtedness to net capital ratio was 1.51 to 1.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory

NOTE 6 -Net Capital Requirements (Continued)

agencies are subject to certain notification and other provisions of the net capital rules of the SEC.

The Company no longer qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i). In August 2020, the Company filed a Membership Application Change with FINRA based on its review and interpretation of the SEC's Division of Trading and Markets FAQ 18 in the Frequently Asked Questions Concerning the Amendments to Certain Broker-Dealer Financial Responsibility Rules and FAQs 8, 8.1, 12, 12.1 and 12.2 in the Frequently Asked Questions Concerning the July 30, 2013, Amendments to the Broker-Dealer Financial Reporting Rule. Upon review, it appeared that the Company did not meet any of the exemption conditions of paragraph (k) of SEA Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), and that it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of SEA Rule 15c2-4; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) (referred to in the SEC staff's FAQ guidance as a "Non-Covered Firm"). Therefore, as a newly classified "Non-Covered Firm" pursuant to Footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC on April 4, 2014, Item B(2) of the Company's FINRA membership agreement was updated to state, "The Firm will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts."

NOTE 7 –Legal Proceedings

The Company is not involved in any legal proceedings to include pending litigation, regulatory investigations, arbitration proceedings, or any other legal matters that could have a material impact on the Company's financial condition.

NOTE 8 –Subsequent Events

In accordance with FASB ASC 855 "Subsequent Events", the Company has evaluated subsequent events through March 31 2025. There have been no material subsequent events which require recognition or disclosure.

GALT FINANCIAL GROUP, INC.

(a subchapter S corporation)

Supplemental Information

For the Year Ended December 31, 2024

GALT FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

Schedule I

COMPUTATION OF NET CAPITAL

Common Stock	$ 1,000
Additional-paid-in capital	19,625
Retained earnings	20,409
Total stockholders' equity	41,034
Deductions and/or charges:	
Non-allowable assets:	302
NET CAPITAL BEFORE HAIRCUTS AND SECURITIES	40,732
Haircuts of securities	
Trading and investment securities:	
Other securities	-
	-
NET CAPITAL	$ 40,732

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required, 6 2/3% of total aggregate indebtedness	4,125
Minimum dollar net capital requirement of broker and dealer	5,000
Net capital requirement (greater of above)	5,000
Excess net capital	35,732
*Excess net capital at 1,000%	34,544

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrues expenses	61,881
TOTAL AGGREGATE INDEBTEDNESS	61,881
Ratio: aggregate indebtedness to net capital	1.51 to 1

*Net capital less greater of 10% of Aggregate Indebtedness or 120% of Minimum dollar net capital requirement

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the unaudited FOCUS Form X-17A-5 Part IIA, as filed by the company.

GALT FINANCIAL GROUP, INC.
(a subchapter S corporation)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS FOR BROKERS AND DEALERS UNDER RULE 15c3-3(e)
Year Ended December 31, 2024

Schedule II

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) mutual fund retailer, (2) broker or dealer selling variable life insurance or annuities, (3) broker or dealer selling tax shelters or limited partnerships in primary distributions, (4) real estate investment trusts, and (5) private placements of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

There are no material differences between the above information and the information included in the unaudited quarterly FOCUS report filed on Form X-17(a)-5, Part IIA.



New York Office:

805 Third Avenue
New York, NY 10022
212.838.5100

www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Galt Financial Group, Inc.

We have reviewed Galt Financial Group, Inc.'s assertions, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Galt Financial Group, Inc., stated that:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and
2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because Galt Financial Group, Inc. limits its business activities exclusively to mutual funds, variable annuities, limited partnerships and private placements of securities activities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Galt Financial Group, Inc.'s management is responsible for the assertions and for compliance with the provisions of Footnote 74 to SEC Release 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 throughout the year ended December 31, 2024.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Galt Financial Group, Inc.'s compliance with the provisions of Footnote 74 to SEC Release 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions.

RBSM LLP

We have served as the Company's auditor since 2009.
New York, NY
March 31, 2025

New York, NY   Washington DC   Mumbai & Pune, India   San Francisco, CA

Houston, TX   Boca Raton, FL   Las Vegas, NV   Beijing, China   Athens, Greece

Member: ANTEA International with affiliated offices worldwide

Docusign Envelope ID: 19B1F829-2461-41A8-A819-CC7938F7A6C2

GALT FINANCIAL GROUP, INC. EXEMPTION REPORT

Galt Financial Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission ("SEC") (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

    (1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

    (2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) mutual fund retailer, (2) broker or dealer selling variable life insurance or annuities, (3) broker or dealer selling tax shelters or limited partnerships in primary distributions, (4) real estate investment trusts, and (5) private placements of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Benjamin Hill, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Galt Financial Group, Inc.

DocuSigned by:

Benjamin Hill

C78FF58AA3D1427

Benjamin Hill, President

March 31, 2025



New York Office:

805 Third Avenue
New York, NY 10022
212.838.5100

www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders
Galt Financial Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Galt Financial Group, Inc. and the SIPC, solely to assist you and SIPC in evaluating Galt Financial Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Galt Financial Group, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes.

The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no difference;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related Schedules and working papers supporting the adjustments, noting no difference; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion.
Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement

This report is intended solely for the information and use of Galt Financial Group, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties

RBSM LLP

We have served as the Company's auditor since 2009.
New York, NY
March 31, 2025

New York, NY   Washington DC   Mumbai & Pune, India   San Francisco, CA

Houston, TX   Boca Raton, FL   Las Vegas, NV   Beijing, China   Athens, Greece

Member: ANTEA International with affiliated offices worldwide